Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Faction Communications Corp.
81 4th Street, Suite B
Troy, NY 12180
https://www.factionnetworks.com

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Faction Communications Corp.
Address: 81 4th Street, Suite B , Troy, NY 12180
State of Incorporation: DE
Date Incorporated: December 20, 2022

Terms:

Convertible Promissory Note

Offering Minimum: $124,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: February 26, 2027
Valuation Cap: $10,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One vote per share.

Material Rights:

The total amount outstanding includes 996,250 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 2,503,750 shares to be issued pursuant to stock options issued.

*Discount Rate subject to adjustment of 10% bonus for StartEngine noteholders. See 10% Bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus: As a valued community member, you are eligible for an additional 10% addition to the base discount rate.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 5% addition to the base discount rate.

Early Bird 2: Invest $1,000+ within the first 2 weeks | 7% addition to the base discount rate.

Early Bird 3: Invest $5,000+ within the first 2 weeks | 10% addition to the base discount rate.

Early Bird 4: Invest $10,000+ within the first 2 weeks | 12% addition to the base discount rate.

Early Bird 5: Invest $25,000+ within the first 2 weeks | 15% addition to the base discount rate.

Early Bird 6: Invest $50,000+ within the first 2 weeks | 20% addition to the base discount rate.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% addition to the base discount rate.

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% addition to the base discount rate.

Amount-Based Perks

Networker's Start: $500+ | Includes 1 month free Faction Network subscription.

Saas Booster: $1,000+ | Includes 3 months free Faction Networks subscription and a Faction Pod. Enterprise Connector: $5,000+ | Includes 6 months free Faction Networks subscription and a Faction Pod and + exclusive updates from the CEO

Tech Innovator: $10,000+ | Includes 1 year free Faction Network subscription and 2 Faction Pods, Faction Insider membership (roadmap previews and quarterly meetings for direct input) + 5% addition to the base discount rate.

Cybersecurity Leader: $25,000+ | Includes 2 years free Faction Network subscription, Faction Insider membership, 5 Faction Pods for team use + 10% addition to the base discount rate.

Global Network Architect: $50,000+ | Includes 3 years free Faction Network subscription, Faction Insider membership, $1,000 credit for any configuration of Faction Pods and Portals + 15% addition to the base discount rate.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discount from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Faction Communications Corp. will offer 10% addition to the base discount rate for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% addition to the base discount rate on Convertible Promissory Notes in this Offering. This means your annual discount rate will be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Faction Networks, Inc. is a cybersecurity company developing technology designed to enhance security for networking, data and vulnerable smart, dumb and legacy devices through a Zero Trust framework and radically decentralized architecture. The company seeks to provide security solutions that help protect individuals, businesses, and government entities from cyber threats - with particular and unique differentiation for OperationalTechnology (OT) and Internet of Things - by reducing vulnerabilities associated with traditional network security methods. Faction Networks' approach involves offering tools that allow users to manage their own encryption keys and establish secure, decentralized connections for their devices and communications. The company plans to serve a range of customers, including small and medium-sized businesses, enterprises, and government agencies.

The company has trade secrets, proprietary knowledge and inventions of various types which are all held privately currently. The company intends to file for multiple patentable inventions with some of the proceeds of this funding.

Competitors and Industry

Faction Networks operates in the cybersecurity market, specializing in networking, data and IoT/OT. The company aims to provide a low cost, easy-to-use alternative to traditional VPNs, SDNs/ZTNA, data encryption tools, and IoT/OT security solutions, which are often costly and complex for small-to-midsized businesses. The total addressable market for these sectors is projected to grow from $58.9 billion in 2023 to $155.8 billion by 2027, reflecting increasing demand for cybersecurity solutions. However, the industry remains highly competitive, with numerous established players, and success will depend on factors such as product adoption, evolving cyber threats, and differentiation from existing solutions.

Faction Networks faces competition from a fragmented landscape of VPN providers, SDN/Zero Trust networking companies, and cybersecurity firms. Personal VPN services like NordVPN, ExpressVPN, and ProtonVPN primarily target individuals and small businesses, while business VPN solutions such as NordLayer and Proton VPN for Business focus on company-wide security needs. SDN and Zero Trust Networking providers, including ZeroTier, Perimeter 81, and Palo Alto Networks, serve enterprises with advanced IT infrastructure. Faction Networks sets itself apart by eliminating the vulnerabilities of VPNs + Firewalls and the complexity and cost of SDNs while also addressing data encryption and device protection, offering a streamlined approach to securing networks, data-at-rest and connected devices in one simple solution. This combination allows the company to address gaps in existing security solutions, positioning itself as an next generation alternative that is superior to both traditional VPNs and SDNs for Prosumers, SMBs and SMEs.

Current Stage and Roadmap

Faction Networks has advanced its platform to an internal beta stage and its applications to an alpha stage, with further development contingent on fundraising. Over the next six months, the company aims to finalize its minimum viable product (MVP), conduct security testing, and transition to commercial launch. Pilots with cybersecurity labs and industry partners, including ORION, which validates and accelerates technology adoption into the USAF, DoD, and other agencies as well as for commercial markets, and SUNY Albany CEHC, will provide essential validation and refinement of its security model. Additionally, Faction Networks has a partnership with Assured Information Security, Inc. (AIS), leader in all areas of cyber and information security for Military and Government clients to leverage engineering expertise, technology integration, and product distribution for military and enterprise applications. These strategic alliances will help validate the company's security framework and support its expansion into both commercial and defense sectors.

Looking ahead, Faction Networks is focused on scaling its platform from MVP to a robust cybersecurity solution. The company will enhance its Personal Private Networks to serve individual users, work groups and teams and its Virtual Private Circuits to address the needs of small to-midsize businesses needing secure Zero Trust networking, data encryption and IoT/OT protection. A core initiative is strengthening partnerships, particularly with AIS, while focusing its solution and reach into key verticals like healthcare, manufacturing, energy and infrastructure. To complement its software offerings, Faction Networks is also developing Zero Trust hardware solutions, securing manufacturing partnerships outside of China, and working toward U.S.-based production of its Faction Pods & Portals by 2026. Future plans include embedding Faction Network Nodes into routers, smart devices, and enterprise hardware, integrating tamper-proof microchip technology for enhanced security.

The Team

Officers and Directors

Name: David Rand

David Rand's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO, CTO, and Board Member
  Dates of Service: February, 2023 - Present
  Responsibilities: Leads the company on both technical and business issues. Does not currently receive a salary and has no plans to receive additional compensation.

Name: Geoffrey Halstead

Geoffrey Halstead's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Chief Product Officer, and Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: Leads market and product strategy, product development, business development and strategic sales. Receives an annual salary of $150,000

Other business experience in the past three years:

- Employer: Circle Security
  Title: Chief Product Officer
  Dates of Service: October, 2019 - November, 2022
  Responsibilities: Worked as Chief Product Officer with a team of Silicon Valley entrepreneurs and executives on a decentralized cybersecurity threat prevention platform and API focused on credential-free authentication and data encryption

Name: Benjamin Quinones

Benjamin Quinones's current primary role is with Pakal Technologies, Inc.. Benjamin Quinones currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder and Chairman
  Dates of Service: January, 2023 - Present
  Responsibilities: Standard board duties.

Other business experience in the past three years:

- Employer: Pakal Technologies, Inc.
  Title: CEO
  Dates of Service: December, 2017 - Present
  Responsibilities: Founder and CEO of semiconductor startup.

Other business experience in the past three years:

- Employer: Multibeam Corporation
  Title: Board Member
  Dates of Service: February, 2011 - Present
  Responsibilities: Standard board member responsibilities.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the

Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Convertible Notes in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Notes we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Faction Communications Corp. was formed on December 20, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Faction Communications Corp has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal

disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation,

consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We have existing intellectual property that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets and expects to develop and obtain patents over time. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our intellectual property rights could prevent us from enforcing them
Trademark, copyright and patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, copyrights or patents we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) or patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) or patents(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) or patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rand 2013 Living Trust (David Rand & Glenna Rand)	2,247,917	Common Stock	19.86%

The Company's Securities

The Company has authorized Common Stock, Convertible Note #1, Convertible Note #2, and Convertible Promissory Note Series 2025 - CF.

Common Stock

The amount of security authorized is 15,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 996,250 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 2,503,750 shares to be issued pursuant to stock options issued.

Convertible Note #1

The security will convert into Series a preferred stock and the terms of the Convertible Note #1 are outlined below:

Amount outstanding: $551,300.00
Maturity Date: December 15, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Automatic conversion into Series A Preferred upon a financing event of at least $1,500,000

Material Rights

There are no material rights associated with Convertible Note #1.

Convertible Note #2

The security will convert into Series a preferred stock and the terms of the Convertible Note #2 are outlined below:

Amount outstanding: $233,500.00
Maturity Date: June 01, 2025
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Automatic conversion into Series A Preferred upon a financing event of at least $1,500,000

Material Rights

There are no material rights associated with Convertible Note #2.

Convertible Promissory Note Series 2025 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note Series 2025 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: February 26, 2027
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: 1,000,000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a Convertible Note holder of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Founders shares
  Date: December 20, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $551,300.00
  Use of proceeds: Platform and product development, security validation and business development
  Date: March 15, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $233,500.00
  Use of proceeds: Platform and product development, security validation, business development and fundraising
  Date: March 10, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Based on the planned $1M raise for the Convertible Note on Start Engine, the company can complete development, launch its products and operate for up to 12 months if required.

Foreseeable major expenses based on projections:

$375K to complete product development over 5 months. $90K per month for operations, lower level of product development, customer support and sales & business development expenses, corporate & legal, etc. for 7 months. However, the company intends to raise a 'Seed Plus' priced equity round of $3M or greater within 4 months of this Convertible Note offering either on StartEngine or with private equity investors in order fund marketing, accelerated product development and other growth.

Future operational challenges:

The primary operational challenge will be setting up and scaling our network operations center. This will require some investment ahead of demand at the point at which we start marketing to drive growth. That is why a Seed Plus round is planned within 4 months. If viral growth were to occur without significant market spend or planning, then we could suffer from some operational challenges to respond rapidly enough to maintain high quality of service.

Future challenges related to capital resources:

This is a high margin, Saas platform and application business which should be capital efficient. As the market opportunity is very large, however, we need to be prepared and engaged in raising growth capital ongoing. Faction Pods for individual customers and SMBs will likely work best as a subscription-based payment (similar to your cable TV modem) and we will look to put financing in place for that as we go forward. Revenue-based financing options should become available to the company as we establish a revenue and growth curve.

Future milestones and events:

Our product has high potential for rapid and viral growth given that virtually every individula and SMB user of the Internet has need for it (and over 55% use a VPN today, which is a demonstrably inferior solution). Our main concern is a sudden spike in demand for which we have not been able to plan and scale rapidly to address. Our architecture and cloud infrastructure can scale rapidly, but we will want to ensure we can staff and grow our network operations and customer support rapdily - which will generally require working capital. Faction Pods and Portals have a hardware expense and shipping & handling operation, but this is less sophisticated and easier to scale, as we have existing OEM suppliers of the hardware and carry only short term inventory to which we apply a software configuraiton process.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January, 2025, the Company has neither capital resources on hand nor any ongoing expenditures. Currently all team members work for equity-based compensation only, and sales and business development expenses are covered by the co-founders for future reimbursement. The capital being raised will enable us to restart development and bring on operational team members as we get closer to commercial launch.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are required to complete development of the product to commercial MVP and fund marketing and customer support for our Go-to-Market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to complete product development to our commercial MVP and support operations of the company thereafter for a minimum of 12 months. We believe it is possible for the company to get to break-even on a cash basis in that time frame if required. Of the total funds that the Company has currently, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum goal. However, other sources of private equity investment are possible during or prior to the campaign which could change this %.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our minimum fundraising goal of $375K will enable us to complete product development over a period of 5 months) with a burn rate of $75K/month.

How long will you be able to operate the company if you raise your maximum funding goal?

We expect to be able to operate the company for 12 months based on the planned raise of $1M, comprising 5 months of product development and 7 months of commercial operation. This is based on a monthly burn rate of $75K/month during the product development period ($375K to complete over 5 months) and $90K per month for operations, lower level of product development, customer support and sales & business development expenses, corporate & legal, etc. for 7 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Once some revenue history is established, the company expects to be able to secure ARR-based funding that is non dilutive. Lines of credit for short term inventory or pods hardware may also be secured. We plan to raise a minimum of $3M for our

'Seed Plus' priced equity round within 4 - 6 months of this Convertible Note offering, and a Series A or other of $10M or greater during 2026.

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $531,500.00
  Interest Rate: 5.0%

- Creditor: Convertible Note
  Amount Owed: $233,500.00
  Interest Rate: 0.0%

Related Party Transactions

Valuation

Valuation Cap: $10,000,000.00

Valuation Cap Details: Faction Networks is a ‘dual use’ technology company with massive market opportunities in both: 1) Defense, Government and Large Enterprise through our major channel partner Assured Information Security, Inc. (https://www.ainfosec.com); and 2) a highly scalable, SaaS application market for Prosumers and SMBs with over 1.5 billion users and hundreds of million of business customers of products to which we are demonstrably superior, easier to use and less expensive. We have completed our platform to Beta, applications to Alpha and have a clear path and timeline to complete product development and scale revenue quickly after commercial launch.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Product Development
  47.0%
  Software development

- Inventory
  3.0%
  Hardware for pods for testing & cyber labs

- Business Development & Sales
  15.0%
  Business Development & sales support - consulting contracts - 2 months

- Operations & Infrastructure
  3.0%
  Network operations, Web infrastructure, business operations, etc.

- StartEngine Reg CF Campaign Marketing
  7.0%
  StartEngine campaign budget

- Misc. Expenses
  1.0%
  Software, travel, meetings

- Misc. Expenses
  1.5%
  Software, travel, meetings

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Product Development
  47.0%
  Software Development

- Inventory
  5.0%
  Faction Pods Inventory

- Marketing, Business Development & Sales
  30.0%
  2 Sales, business development, plus minimal marketing budget

- Operations & Infrastructure
  5.0%
  Network operations, Web infrastructure, business operations, etc.

- StartEngine Reg CF Campaign Marketing
  1.0%
  Web marketing

- Miscellaneous
  4.5%
  Patents, TM & other IP plus Saas Tools, Office Expenses, Accounting, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.factionnetworks.com (https://www.factionnetworks.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/faction-communications

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Faction Communications Corp.

[See attached]

FACTION COMMUNICATIONS CORP.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Faction Communications Corp.
New York

We have reviewed the accompanying financial statements of Faction Communications Corp. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 24, 2025
Los Angeles, California

FACTION COMMUNICATIONS CORP

BALANCE SHEETS

(UNAUDITED)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 65	$ 35,735
Total Current Assets	**65**	**35,735**
Total Assets	**$ 65**	**$ 35,735**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 304,072	$ 97,000
Due to Related Parties	143,900	60,000
Convertible note	581,300	389,500
Accrued Interest on Convertible Notes	34,462	8,779
Total Current Liabilities	**1,063,734**	**555,279**
Total Liabilities	**1,063,734**	**555,279**
STOCKHOLDERS' EQUITY		
Common Stock	650	465
Subscription Receivable	(650)	(465)
Additional Paid in Capital	6,629	830
Accumulated Deficit	(1,070,298)	(520,374)
Total Stockholders' Equity	**(1,063,669)**	**(519,544)**
Total Liabilities and Stockholders' Equity	**$ 65**	**$ 35,735**

See accompanying notes to financial statements.

FACTION COMMUNICATIONS CORP
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	98,369	73,729
Research and Development	425,873	437,866
Total Operating Expenses	**524,242**	**511,595**
Net Operating Loss	**(524,242)**	**(511,595)**
Interest Expense	25,683	8,779
Other Loss/(Income)	(1)	-
Loss Before Provision for Income Taxes	**(549,924)**	**(520,374)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (549,924)**	**$ (520,374)**

See accompanying notes to financial statements.

FACTION COMMUNICATIONS CORP

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Subscription Receivable	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	**-**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
Issuance of stock	4,650,000	465	(465)	-	-	-
Share-based Compensation	-	-	-	830	-	830
Net Loss	-	-	-	-	(520,374)	(520,374)
Balance—December 31, 2023	**4,650,000**	**$ 465**	**$ (465)**	**$ 830**	**$ (520,374)**	**$ (519,544)**
Issuance of stock	1,850,000	185	(185)	-	-	-
Share-based Compensation	-	-	-	5,799	-	5,799
Net Loss	-	-	-	-	(549,924)	(549,924)
Balance—December 31, 2024	**6,500,000**	**$ 650**	**$ (650)**	**$ 6,629**	**$ (1,070,298)**	**$ (1,063,669)**

See accompanying notes to financial statements.

FACTION COMMUNICATIONS CORP

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (549,924)	$ (520,374)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Accrued Interest on Convertible Notes	25,683	8,779
Share-Based Compensation	5,799	830
Changes in Operating Assets and Liabilities:		
Due to Related Parties	83,900	60,000
Accounts Payable	207,072	97,000
Net Cash Used In Operating Activities	**(227,470)**	**(353,765)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used in Investing Activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Convertible Notes	191,800	389,500
Net Cash Provided by Financing Activities	**191,800**	**389,500**
Change in Cash & Cash Equivalents	**(35,670)**	**35,735**
Cash & Cash Equivalents —Beginning of The Year	35,735	-
Cash & Cash Equivalents—End of The Year	**$ 65**	**$ 35,735**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

Faction Communications Corp. was incorporated on December 20, 2022, in the state of Delaware. The financial statements of Faction Communications Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York.

Faction Communications Corporation, founded by industry veterans with extensive experience in cybersecurity, networking, digital media, and privacy, specializes in creating secure, decentralized networks. Their solutions ensure that all devices are seamlessly integrated into private networks, which are both invisible and accessible solely to authorized users. Faction Communications Corp provides downloadable software and software support services to customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Intangibles- Software Development Costs

The Company follows ASC 350-40 (Internal-Use Software) for capitalizing software development costs. Since the software is currently in the alpha stage, all related development costs are expensed as incurred, as the project has not yet reached the application development stage where capitalization is appropriate. Costs will continue to be expensed until technological feasibility is established and the software is ready for its intended use.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 24, 2025, which is the date the financial statements were available to be issued.

3. DEBT

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Rodd Halstead	$ 25,000	5.00%	04/05/2023	On demand	$ 25,000	$ -	$ 25,000	$ 25,000	$ -	$ 25,000
Rodd Halstead	100,000	5.00%	04/05/2023	On demand	100,000	-	100,000	100,000	-	100,000
Layne Halstead	25,000	5.00%	04/05/2023	On demand	25,000	-	25,000	25,000	-	25,000
Stephen Yuen	25,000	5.00%	04/20/2023	On demand	25,000	-	25,000	25,000	-	25,000
Richard Klawiter	20,000	5.00%	07/12/2023	On demand	20,000	-	20,000	20,000	-	20,000
David Kristal	25,000	5.00%	07/25/2023	On demand	25,000	-	25,000	25,000	-	25,000
BBROWNQ IRA llc	12,500	5.00%	08/14/2023	On demand	12,500	-	12,500	12,500	-	12,500
David Jassan	15,000	5.00%	08/24/2023	On demand	15,000	-	15,000	15,000	-	15,000
Steven Sherr	25,000	5.00%	08/29/2023	On demand	25,000	-	25,000	25,000	-	25,000
Kevin Huack	25,000	5.00%	09/01/2023	On demand	25,000	-	25,000	25,000	-	25,000
Medirian Management	62,800	5.00%	01/01/2024	On demand	62,800	-	62,800	42,000	-	42,000
Yakabe Family 2019	50,000	5.00%	05/01/2024	On demand	50,000	-	50,000	50,000	-	50,000
Layne Halstead	25,000	5.00%	05/01/2024	On demand	25,000	-	25,000	-	-	-
Layne Halstead	25,000	5.00%	07/01/2024	On demand	25,000	-	25,000	-	-	-
Benjamin Quinones	11,000	5.00%	05/01/2024	On demand	11,000	-	11,000	-	-	-
Innovets LLC	5,000	5.00%	11/08/2024	On demand	5,000	-	5,000	-	-	-
Ben Quinones	75,000	5.00%	01/01/2024	On demand	75,000	-	75,000	-	-	-
Yakabe Family 2019	10,000	5.00%	09/01/2024	On demand	10,000	-	10,000	-	-	-
Yakabe Family 2019	10,000	5.00%	10/01/2024	On demand	10,000	-	10,000	-	-	-
Yakabe Family 2019	5,000	5.00%	11/01/2024	On demand	5,000	-	5,000	-	-	-
Yakabe Family 2019	3,000	5.00%	12/11/2024	On demand	3,000	-	3,000	-	-	-
Yakabe Family 2019	$ 2,000	5.00%	12/31/2024	On demand	2,000	-	2,000	-	-	-
Total					$ 581,300	$ -	$ 581,300	$ 389,500	$ -	$ 389,500

Each note will be convertible into Conversion Shares pursuant to the following events:

- *Next Equity Financing Conversion*. The principal balance and accrued interest automatically convert into Conversion Securities upon the closing of the next equity financing. The conversion price is determined based on the financing terms, and the noteholder will receive shares equivalent to the outstanding principal and accrued interest divided by the applicable conversion price.
- *Corporate Transaction Conversion*. The principal balance and accrued interest automatically convert into Conversion Securities upon the closing of the next equity financing. The conversion price is determined based on the financing terms, and the noteholder will receive shares equivalent to the outstanding principal and accrued interest divided by the applicable conversion price.
- *Maturity Conversion*. If a corporate transaction occurs before conversion or repayment, the noteholder may elect either: (a) full repayment of principal and accrued interest, or (b) conversion into Conversion Securities based on the pre-determined conversion formula.
- *Maturity Conversion*. If the note remains outstanding on or after the maturity date, a majority of noteholders may elect to convert it into Conversion Securities at the applicable conversion price.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

4. SHARE-BASED COMPENSATION

During 2023, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using a simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**-**	**$ -**	**-**
Granted	858,750	0.04	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**858,750**	**$ 0.04**	**10.44**
Exercisable Options at December 31, 2023	**214,688**	**$ 0.04**	**10.44**
Granted	1,545,000	0.06	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	**2,403,750**	**$ 0.06**	**9.43**
Exercisable Options at December 31, 2024	**906,427**	**$ 0.06**	**9.43**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expenses of $5,799 and $830, respectively.

5. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 15,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2024, and 2023, 6,500,000 and 4,650,000 shares of common stock, respectively, have been issued and were outstanding.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (164,097)	$ (91,577)
Valuation Allowance	164,097	91,577
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (255,675)	$ (91,577)
Valuation Allowance	255,675	91,577
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $856,819. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. RELATED PARTY TRANSACTIONS

In 2023 and 2024, Medirian Management, Inc., a related party due to common ownership, provided services to the Company valued at $60,000 and $90,000, respectively. As of December 31, 2024, and December 31, 2023, the outstanding amounts due to Medirian Management, Inc. were $143,900 and $60,000, respectively, and were classified as current liabilities.

In 2024, the company issued convertible notes to Medirian Management, Inc., a related party due to common ownership, in the amount of $62,800. The convertible note bears an interest rate of 5% per annum. As of December 31, 2024, the outstanding balance of the note is $62,800.

9. SUBSEQUENT EVENTS

On January 1, 2025, the Company issued two convertible promissory notes totaling $183,500 in exchange for an in-kind contribution.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $524,242, an operating cash flow loss of $227,470 and liquid assets in cash of $65, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF FACTION COMMUNICATIONS

True Zero Trust Security for Your Networking, Your Data, and All Your Devices

Faction Networks is developing true Zero Trust cybersecurity solutions that are designed to be affordable and easy to use for average users and SMBs. Collaborating with respected cyber labs that validate our approach, the company plans to execute its product roadmap and planned commercial rollout targeted for 2025.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FACTION
NETWORKS
Zero Trust for the Rest of Us™
Secure Everything.
Trust No One.

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Invest Now
5.0% Interest Rate

MIN INVEST $500

VALUATION CAP $10M

REASONS TO INVEST

- Faction Networks aims to solve cybersecurity threats by making truly decentralized Zero Trust security affordable, simple, and accessible to average users and SMBs — protecting data, networks, and devices from criminals and state-sponsored hackers.
- Led by cybersecurity veterans, including CEO Dave Rand (Trend Micro CTO, AboveNet Co-Founder & CEO) and CPO Geoff Halstead, Faction's team has a proven record with multiple tech exits and an IPO, Faction Networks is targeting a share of the projected $93B market opportunity by 2027 with its scalable SaaS business model.
- Alongside the Air Force Research Lab's ORION program and other major cyber labs, the company aims to position itself for future opportunities with Government and Military customers following commercial launch.

TEAM



David Rand • Co-Founder, CEO, CTO, and Board Member

Dave Rand is a Silicon Valley technologist, serial entrepreneur, CEO and CTO with a 30 year track record of successful products and patents spanning networking, privacy and cybersecurity. Dave's unique insights and understanding of both core technical challenges and user needs shaped his vision to restore the basic foundations for privacy and security of end users in the digital world. He has participated on the boards of several companies, both public and private, and helped raise more than $4 billion over his career. He remains one of the foremost cybersecurity leaders in the United States, with an ongoing role as a go-to expert within the industry.

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Geoffrey Halstead • Co-Founder, Chief Product Officer, & Board Member

Geoff Halstead is a visionary entrepreneur, product strategist and Chief Product Officer for Faction who has conceived, built and grown multiple disruptive products across traffic information (Traffic Station), digital media (Lagardere Active, now Bandsintown.com), indoor navigation (Connexient - sold to Everbridge) and cybersecurity (Circle Security).

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Benjamin Quinones • Co-Founder and Chairman

CEO of Pakal Technologies, a next gen power semiconductor startup whose breakthrough silicon supports the global Electrification of Transportation (EoT) revolution, grid modernization and related ecosystems. Decades of international business experience. Strategic Advisor and Board member to numerous startups at various stages including Multibeam, Faction, Trust Networks and others. Stanford Law and Yale University.

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Dan O'Sullivan • VP, Business Development

As an executive, manager, management consultant, investor, Board member and mentor, Dan has been actively involved building start-ups and early-stage technology companies for over 25 years including MapInfo, Netegrity and LogMeIn.

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Les Wilson • VP, OEM Partnerships

Les has vast experience and success in maximizing growth for both large and early stage companies across Silicon IP, EDA tools, 3D wafer scale semiconductors, SoC marketing and business development, as well as a tremendous depth of application knowledge spanning consumer, computing, communications, industrial, CyberSecurity, IoT and medical markets.

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Scott Robidoux • Advisor

Scott Robidoux is the Chief Operating Officer (COO) for Assured Information Security (AIS), where he leads day to day operations and guides strategic growth initiatives expanding AIS's diversification of its capability and technology offerings. Prior to joining AIS in 2018, Scott worked with Booz Allen Hamilton (BAH). As the Principal/Director and Business Operations Manager for the Rome, NY office, he successfully led the BAH Air Force Command, Control, Communications and Cyber Intelligence, Surveillance, and Reconnaissance (C4ISR) and Cyberspace team through unprecedented growth providing technical support and solutions to the Air Force, Air Force Research Laboratory, and National Intelligence Communities.
Previously, Robidoux completed 22 years of a combination of active duty/reserve military service in the United States Navy, retiring in 2002. He currently serves on the SUNY Polytechnic Institute College of Engineering Advisory Committee and the Masonic Medical Research Institute (MMRI) Community Action Committee.

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Dave Waldek • Head of Finance

Over thirty years of financial experience across multiple industries, with both publicly held and private companies. Co-founded CFO Advisory Group providing strategic financial and business advisory services for high growth companies.

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Gary Miller • Advisor
Gary is a Senior Threat Researcher at the Citizen Lab, a recognized expert in mobile cyber threats, and a global speaker on digital security and surveillance. With deep expertise in threat intelligence, he has founded two companies and led multiple initiatives in risk management, digital privacy, and adversary profiling.
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Chase Cunningham • (Dr. Zero Trust), Advisor
A retired Navy Chief cryptologist, Chase Cunningham is a cybersecurity expert, who previously held leadership roles at Forrester Research and Ericom Software. As a thought leader, Cunningham is passionate about helping organizations improve their cybersecurity posture. He is a sought-after speaker and consults with governments and enterprises worldwide on security strategy and Zero Trust practices. Cunningham has authored several books, including "Cyber Warfare - Truth, Tactics, and Strategies."
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THE PITCH

In The New Era of Internet Insecurity, Faction Networks Power Zero Trust for the Rest of Us

Faction Networks is designed to deliver easy-to-use, decentralized truly Zero Trust cybersecurity solutions which reduce:

- The vulnerabilities of VPNs; and
- The cost, complexity and pain of SDNs;

to enable individuals, work groups, teams, SMBs - and ultimately organizations of any size - to protect their networking, data and all the vulnerable smart, dumb and legacy devices that have been connected to the Internet.

The catastrophic risks posed by the convergence of AI, cyber crime conglomerates, warfare and terrorism are making the 'good enough' approach and centralized cloud architectures of current leaders unsustainable, if not obsolete.

Led by cybersecurity experts behind multiple tech exits, the team is working toward a commercial launch in 2025, targeting a projected $93B cybersecurity market in 2027.

What is Zero Trust — and Why It's Needed
Traditional security measures are struggling to keep up with the growing sophistication of cyberattacks. Big enterprises have turned to a new security framework called Zero Trust — an approach built around the idea that no user or device should be trusted by default, even within the network.

Faction makes Zero Trust simple and affordable. Crucially, it also applies Zero Trust principles to the Cloud and hardware with two fundamental advances:

1. Breakthrough, fully decentralized platform architecture; and
2. 100% Made-in-USA cyber assurance of Faction Pods and Portals .

You don't have to trust your router, the internet, or anyone else. Your network, data and vulnerable devices are locked down from the start — no need for complicated configuration and constant verification.


You create & control your keys
Faction Network
Zero Trust for your networking
• Fully Decentralized & Unhackable in the Cloud
• Unspoofable and Unphishable
• Networks are Invisible & Connections Secure by Default
Zero Trust for your data
• Keep communications and data inside your Faction Network completely invisible and inaccessible to the Internet
• Encrypt data in your hard drives, cloud drives and email with your own keys
Zero Trust for your devices
Faction Pods and Portals change the game to easily and flexibly secure all of your smart devices in the networked distributed workplace

THE PROBLEM

Internet Security is Broken


We need the Internet. But the Internet and telecommunications networks are insecure and COMPROMISED.
No device, data or digital asset of value is safe from:
• Criminals and hackers
• Hostile state actors around the world
• Other malicious tampering & cyber terrorists
And it's getting worse
• AI - exponentially increasing the scale, breadth & sophistication of attacks
• A new era of cyberwarfare and terrorism is upon us
Critical devices are vulnerable
Smart Home & Office
eHealthcare
Security & Webcams
Smart Manufacturing & Infrastructure
UAS & Others Autonomous


Our routers are compromised:
Over 90% of routers used in America today are manufactured in China - and come pre-compromised or with deliberate baked-in vulnerabilities.
We see the results in the headlines every week
FBI and NSA: Chinese hackers preparing to attack US infrastructure in conflict
China's Salt Typhoon Spies are Still Hacking Telecoms-Now by Exploiting Cisco Routers
U.S. officials urge Americans to use encrypted apps amid cyberattack
House China Committee urges Americans to ditch China-made routers

The Current Solutions Fall Short

The current solutions - VPNs, SDNs and Firewalls - constantly fail because they still trust:

- **THEIR CLOUD** — which is just as compromised as everything else.
- **OTHER PEOPLE** — including their own staff, 'super admins,' and even customers.
- **THE HARDWARE** — starting with routers.


VPN
• Rigid
• Centralized architecture
• Incurably vulnerable
SDN
• Cloud vulnerabilities
• Complex & Expensive
• Painful for users
Firewall
• Cloud vulnerabilities
• Complicated
• Trivial to breach

OUR SOLUTION

Next Generation Cybersecurity Platform for a Safer Internet

Faction Networks: Eliminate the **vulnerabilities of VPNs;** and the **cost, complexity and pain of SDNs;**

to make true Zero Trust cybersecurity accessible to everyday users, teams and organizations of any size, ensuring security, privacy, and control for everyone.



Invisible and Unroutable Networks

Your network remains completely hidden from cyber threats, eliminating unauthorized access attempts before they happen

Zero Configuration, Maximum Security

Faction's system auto-configures for instant protection - no IT support or manual set-up needed.





True End-to-End Data Encryption

All network activity, communications, file transfer - and even data at rest on endpoints and cloud drives - is encrypted at the source, making your data unreadable to intruders.

BYOK = Controlled by You

Only YOU create and control the keys for your Faction Network, Groups, Devices and Members. You can be sure that NO ONE else has access to them.




Industrial
Pod (SOHO)
HaLow
5G Puck

Flexible for All Devices

Faction Pods and Portals protect smart, legacy, and connected devices easily. No firewalls, no configuration - your devices are not visible or accessible to the Internet.


Faction Pods & Portals Change the Game
With Pods & Portals, you don't have to trust your router or the Internet. Instantly and easily secure all types of smart, dumb and legacy devices
Finally, Instant Zero Trust Security for Networking Vulnerable Devices
Plug & Play
Flexible
No Firewall, no configuration
Cloud Friendly
Network Owner
Faction Network
Router
* No router is needed for many Portal use cases
Pods & Portals
Industrial
SOHO
HaLOW

Made 100% Zero Trust in the USA

If you can't trust your hardware, all your cybersecurity software is worthless


MADE IN THE USA

- Source code inspected by independent cyber labs
- Chip-off analysis and motherboard inspection
- OT and IoT lab testing with red teams
- Partnership to manufacture Pods and Portals 100% in USA in 2026

Anyone Can Do It


Set Up & Use Faction in a Few Minutes
01
Download & Install the App
02
Invite and authenticate members to Factions
Members add & authenticate their own devices
03
Faction Your Email, Cloud Drive and File Sharing
04
If You Want to Protect Devices, Get the Pod

**Product is currently under development and not yet available on the market.*

MARKET OPPORTUNITY & TRACTION

Built on a scalable SaaS model, revenues are driven primarily from monthly and annual subscriptions - which include hardware. Unmatched security, control, and ease of use is designed to drive adoption by average users and SMBs. This will be supplemented by licensing to value-added resellers that take the solution to military, government and enterprises customers.

Faction Networks Total Addressable Market is projected to reach $93B by 2027, due to the rising demand for Zero Trust Security among SMBs, enterprises, and government agencies. Faction Networks aims to be a major player in this shift, going after over 1.5 billion VPN users and tens of millions of SMBs globally that could take advantage of better cybersecurity alternatives to traditional VPNs - which fail against modern threats - and SDNs - whose cost and complexity put them out of reach.



TAM BY 2027
$93B
Total Addressable Market is huge and growing rapidly
VPN USERS WORLDWIDE
1.5B
Massive user base seeking better security solutions
SMART MANUFACTURING & ICS
$280B
Securing Factory Automation and Industrial Control Systems is primary focus
IOT MARKET BY 2027
$1T+
Internet of Things & Operational Technology market at risk

**These projections are not guarantees of future results.*

Military, Government & Enterprise

Faction's Cyber Assurance Partners also give it a clear path to go after Military, Government and Enterprise contracts after launch.

ORION
OPEN-ARCHITECTURE RESILIENT IOT FOR OPERATIONAL NETWORKS

The ORION Assured program is a force in cyber assurance, integration, demonstration and technology transition. It ensures the integrity and resilience of critical systems and validates and accelerates adoption of cybersecurity solutions into the USAF and other Department of Defense agencies as well as for commercial markets.

AIS provides critical cyber and information security services, products and operations to commercial and government customers. Founded in 2001 and headquartered in Rome, New York, AIS has multiple operating locations and employs more than 220 of the brightest minds that have a passion for advancing the state of cyber and information security and delivering customer success.

ais

QUANTERION
SOLUTIONS INCORPORATED

Quanterion Solutions Incorporated provides quality analytical services across a wide range of technical disciplines for both government and commercial customers to eliver solutions to solve even the most challenging technical problems. Quanterion will provide independent cybersecurity testing lab for IOT, Industry 4.0 and UAS.

WHY INVEST

Faction Networks aims to make fully decentralized, true Zero Trust security affordable and easy-to-use — protecting data, networks, and devices from criminals and state-sponsored hackers.

We believe the company's projected $93B segment of the cybersecurity market by 2027 is ripe for disruption — and Faction Networks aims to be a major player. With our deep industry experience, strong relationships, and cutting-edge technology, we believe we have the opportunity to drive significant growth.

Your investment will help support our targeted 2025 launch and expansion of strategic relationships, with the goal of helping protect users from growing cyber threats.



Invest now
Be a part of the next generation of cybersecurity
WELCOME TO FACTION

THIS CAMPAIGN MAY CONTAIN FORWARD-LOOKING STATEMENTS AND PROJECTIONS, INCLUDING STATEMENTS ABOUT OUR EXPECTED GROWTH, FUTURE PLANS, MARKET OPPORTUNITIES, AND POTENTIAL FINANCIAL OR OPERATIONAL OUTCOMES. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ASSUMPTIONS AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE.

ACTUAL RESULTS MAY DIFFER MATERIALLY DUE TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING MARKET CONDITIONS, CUSTOMER ADOPTION, COMPETITIVE PRESSURES, AND OTHER FACTORS BEYOND OUR CONTROL. INVESTORS SHOULD NOT PLACE UNDUE RELIANCE ON THESE PROJECTIONS WHEN MAKING INVESTMENT DECISIONS.

ABOUT

HEADQUARTERS
81 4th Street, Suite B
Troy, NY 12180

WEBSITE
View Site

Faction Networks is developing true Zero Trust cybersecurity solutions that are designed to be affordable and easy to use for average users and SMBs. Collaborating with respected cyber labs that validate our approach, the company plans to execute its product roadmap and planned commercial rollout targeted for 2025.

TERMS

Faction Communications

Overview

INTEREST RATE	VALUATION CAP
5.0%	$10M
MATURITY DATE	**FUNDING GOAL**
Feb 26, 2027	$124K - $1.24M

Breakdown

MIN INVESTMENT	OFFERING TYPE
$500	Convertible Notes
DISCOUNT	**TYPE OF EQUITY**
20.0%	Common Stock
CONVERSION TRIGGER	
$1,000,000	

SEC Recent Filing

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$65	$35,735
Cash & Cash Equivalents	$65	$35,735
Accounts Receivable	$0	$0
Short-Term Debt	$1,063,734	$555,279
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$549,924	-$520,374

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Common Stock in Faction Communications. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $10,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 5.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Discount Rate subject to adjustment of 10% bonus for StartEngine noteholders. See 10% Bonus below.*

Investment Incentives & Bonuses*

Loyalty Bonus: As a valued community member, you are eligible for an additional 10% addition to the base discount rate.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 5% addition to the base discount rate.

Early Bird 2: Invest $1,000+ within the first 2 weeks | 7% addition to the base discount rate.

Early Bird 3: Invest $5,000+ within the first 2 weeks | 10% addition to the base discount rate.

Early Bird 4: Invest $10,000+ within the first 2 weeks | 12% addition to the base discount rate.

Early Bird 5: Invest $25,000+ within the first 2 weeks | 15% addition to the base discount rate.

Early Bird 6: Invest $50,000+ within the first 2 weeks | 20% addition to the base discount rate.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% addition to the base discount rate.

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% addition to the base discount rate.

Amount-Based Perks

Networker's Start: $500+ | Includes 1 month free Faction Network subscription.

Saas Booster: $1,000+ | Includes 3 months free Faction Networks subscription and a Faction Pod. Enterprise Connector: $5,000+ | Includes 6 months free Faction Networks subscription and a Faction Pod and + exclusive updates from the CEO

Tech Innovator: $10,000+ | Includes 1 year free Faction Network subscription and 2 Faction Pods, Faction Insider membership (roadmap previews and quarterly meetings for direct input) + 5% addition to the base discount rate.

Cybersecurity Leader: $25,000+ | Includes 2 years free Faction Network subscription, Faction Insider membership, 5 Faction Pods for team use + 10% addition to the base discount rate.

Global Network Architect: $50,000+ | Includes 3 years free Faction Network subscription, Faction Insider membership, $1,000 credit for any configuration of Faction Pods and Portals + 15% addition to the base discount rate.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discount from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Faction Communications Corp. will offer 10% addition to the base discount rate for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% addition to the base discount rate on Convertible Promissory Notes in this Offering. This means your annual discount rate will be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2024 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. SetApart Accountancy Corp., which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT

IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2025 - CF

$%%VESTING_AMOUNT%%　　　　　　　　　　　　　　%%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on StartEngine Primary LLC (collectively, the "Investors").

1. **Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on February 26, 2027 (the "Maturity Date").

2. **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of Investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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